UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

Florham Consulting Corp.
(Exact name of registrant as specified in its corporate charter)

Commission File No.: 000-52634

Delaware	20-2329345
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

845 Third Avenue, 6th Floor, New York, New York 10022
(Address of principal executive offices)

(646) 290-5290
(Registrant’s telephone number, including area code)

Approximate Date of Mailing: January 12, 2010

FLORHAM CONSULTING CORP.
845 Third Avenue, 6th Floor
New York, New York 10022

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF FLORHAM CONSULTING CORP.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to “Company,” “Florham” “we,” “us.”, and “our” are to Educational Investors, Inc., a Delaware corporation (“EII”), Valley Anesthesia, Inc., a Delaware corporation and Valley Anesthesia Educational Programs, Inc., an Iowa corporation (collectively, “Valley”), and Training Direct, LLC, a Connecticut limited liability company (“Training Direct”), except where the context indicates otherwise.

INTRODUCTION

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with proposed changes in the membership of our board of directors (the “Board”) as a result of the Reverse Merger transaction as described below. The date of this Information Statement is January 11, 2010.

This Information Statement was filed with the Securities and Exchange Commission (the “SEC”) on January 11, 2010 and is being mailed to our stockholders of record as of January 6, 2010. The mailing date of this Information Statement will be on or about January 12, 2010. On the tenth (10th) day after this Information Statement has been distributed to the stockholders, the director designees named herein will be appointed to the Board (the “Effective Date”).

Pursuant to the Reverse Merger transaction, our sole director resigned as a member of our Board, with such resignation to be effective on the Effective Date. In connection therewith, our Board appointed Joseph J. Bianco to serve as Chairman of the Board, effective as of the close of the Reverse Merger, and nominated Anil Narang, Dov Perlysky, Howard Spindel and David Cohen to become our other Board members as of the Effective Date. Additionally, upon the closing of the Reverse Merger, David Stahler resigned as our President, Chief Financial Officer and Secretary and Jonathan Turkel resigned as our Assistant Secretary, and our Board appointed Joseph Bianco as our Chief Executive Officer, Anil Narang as our President and Chief Operating Officer, and Kellis Veach as our Chief Financial Officer and Secretary.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF OUR DIRECTOR DESIGNEES TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

REVERSE MERGER TRANSACTION WITH EII

On December 16, 2009, Florham executed an agreement and plan of merger (the “Merger Agreement”) among Florham, EII Acquisition Corp. (a newly formed acquisition subsidiary of Florham) (“Mergerco”),

Educational Investors, Inc. (“EII”) and its security holders, Sanjo Squared, LLC, Kinder Investments, LP, Joseph Bianco and Anil Narang (collectively, the “EII Securityholders”) pursuant to which Mergerco was merged with and into EII, with EII as the surviving corporation of the merger (the “Reverse Merger”), as a result of which EII became a wholly-owned subsidiary of Florham. Under the terms of the Merger Agreement, the EII Securityholders received (i) an aggregate of 6,000,000 shares of Florham's common stock, par value $.0001 per share (the “Common Stock”), (ii) options to acquire 2,558,968 additional shares of Florham’s Common Stock, fifty percent (50%) of which have an initial exercise price of $0.50 per share and fifty percent (50%) of which have an initial exercise price of $0.228 per share, subject to certain performance targets set forth in the Merger Agreement, and (iii) 250,000 shares of Florham’s Series A Preferred Stock, with each share of Florham's Series A Preferred Stock automatically convertible into 49.11333 shares of Florham's Common Stock upon the filing by Florham of an amendment to its certificate of incorporation which increases the authorized shares of Florham's Common Stock to at least 50,000,000.

The closing of the transactions contemplated by the Merger Agreement were subject to a number of conditions including, without limitation, completion of due diligence, approval of the Merger Agreement by the Boards of Directors of EII and Florham and the prior or simultaneous closing of the Purchase Agreement (as defined below). On December 31, 2009, the parties to the Merger Agreement deemed all closing conditions to be satisfied and accordingly, the Reverse Merger was consummated.

Pursuant to the Reverse Merger, we agreed to file a Schedule 14C Information Statement under the Exchange Act, and upon the effectiveness of such Information Statement (the expiration of the requisite 20 day period following mailing of such Schedule 14C Information Statement to the Florham shareholders), Florham will amend and restate its certificate of incorporation to, among other things:

•	increase its authorized Common Stock to 50,000,000 shares (the “Share Capital Increase”); and
•	change the corporate name of Florham to “Educational Investors Corp.” (the “Name Change”).

In addition, such Schedule 14C Information Statement will provide notice to the Florham shareholders that the Board and a majority of the Florham shareholders adopted, via written consent, Florham’s 2009 Stock Incentive Plan to provide for the grant of non-qualified or incentive stock options, stock appreciation rights, cash-based awards, or other stock-based awards to its employees, officers, directors or consultants. An aggregate of 1,500,000 shares are reserved under the plan.

ACQUISITION OF TRAINING DIRECT

In addition to the Merger Agreement, on December 16, 2009, EII entered into an Interest Purchase Agreement (“Purchase Agreement”) with the members of Training Direct and Florham pursuant to which EII acquired all outstanding membership interests, on a fully diluted basis, of Training Direct (the “Subject Interests”) in exchange for (a) $200,000 cash, (b) shares of Florham's Common Stock having a deemed value of $600,000 (the “Acquisition Shares”), with such number of Acquisition Shares to be determined by dividing $600,000 by the “Discounted VWAP” (as defined below) for the twenty (20) “Trading Days” (as defined below) immediately following the consummation of the Reverse Merger, and (c) shares of Florham’s Common Stock having a deemed value of $300,000 (the “Escrow Shares”), with such number of Escrow Shares to be determined by dividing $300,000 by the Discounted VWAP for the twenty (20) Trading Days immediately following the consummation of the Reverse Merger. The Escrow Shares will be held in escrow and released therefrom as provided in the Purchase Agreement. “Discounted VWAP” is defined in the Purchase Agreement as seventy percent (70%) of the “VWAP” of Florham's Common Stock, but in no event less than $0.40 per share. “VWAP” is defined in the Purchase Agreement as a fraction, the numerator of which is the sum of the product of (i) the closing trading price for Florham's Common Stock on the applicable national securities exchange on each Trading Day of the twenty (20) Trading Days following the consummation of the Reverse Merger, and (ii) the volume of Florham's Common Stock on the applicable national securities exchange for each such day and the denominator of which is the total volume of Florham's Common Stock on the applicable national securities exchange during such twenty day period, each as reported by Bloomberg Reporting Service or other recognized market price reporting service. “Trading Day” is defined in the Purchase Agreement as any day on which the New York Stock Exchange or other national securities exchange on which Florham’s Common Stock trades is open for trading.

The closing of the Purchase Agreement was subject to a number of conditions including, without limitation, approval of the change of ownership of Training Direct by the Connecticut Department of Higher Education, the execution by the Company, EII and the EII Securityholders of all documents necessary to affect the Reverse Merger, approval of the Purchase Agreement by the Board of Directors of EII and the board of managers of Training Direct and execution of a certain employment agreement and consulting agreement. On December 31, 2009, the parties to the Purchase Agreement deemed all closing conditions to be satisfied and accordingly, the purchase and sale of the Subject Interests was consummated.

General Business Summary of the EII Group

Valley

Through Valley, EII provides comprehensive review and update courses and study materials that aid Student Registered Nurse Anesthetists (“SRNA”) and Graduate Registered Nurse Anesthetists (“GRNA”) in preparation for the National Certifying Exam (“NCE”) throughout the continental United States.

Valley’s principal service is a three-day comprehensive review and update course designed to prepare SRNAs for the NCE. Valley also offers a 600-page basic manual. Additionally, Valley offers MemoryMasterTM, which is a collection of approximately 4,000 questions and answers designed to further assist its students in preparation for the NCE. Valley presented 10 courses in 2007, 11 courses in 2008 and 12 courses in 2009. In addition, Valley has 13 courses scheduled for 2010.

Valley’s revenue is currently generated from three sources: (i) seminars, (ii) manuals, and (iii) MemoryMasterTM. In addition, Valley anticipates that there will be a fourth revenue source beginning in 2010, which is from on-line practice examinations that management expects to launch in January 2010.

Training Direct

Through its Training Direct subsidiary, EII provides “distance learning” and “residential training” educational programs for students to become eligible for entry-level employment in a variety of fields and industries. Training Direct strives to assist those who may not have realized their full potential in the workplace by finding such individuals a new career direction and assisting in progressing their learning skills necessary to reach their earning and personal development possibilities and goals. Training Direct maintains licenses from the Connecticut Commissioner of Higher Education, the Connecticut Department of Health Services and the National Health Career Association, and is an Eligible Training Provider under the Workforce Investment Act. Such licenses require that Training Direct have a competent faculty, offer educationally sound and up-to-date courses and course materials, and be subject to inspections and approvals by outside examining committees.

VOTING SECURITIES

Our authorized capital stock consists of 12,000,000 shares of common stock, par value $0.0001 per share, and 2,000,000 shares of preferred stock, par value $0.0001 per share. As of the date of this Schedule, we have 6,166,700shares of common stock issued and outstanding and 250,000 shares of Series A Convertible Preferred Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders. Each share of Series A Convertible Preferred Stock votes together with the Florham Common Stock on an “as converted basis”.

Pursuant to the terms of the Merger Agreement, we obtained our shareholders’ approval, via majority written consent, to amend and restate our certificate of incorporation to increase our authorized Common Stock to 50,000,000 shares and change the corporate name of Florham to “Educational Investors Corp.”; however, such amendment will not be effective until 20 days after we file a Schedule 14C with the SEC and mail the same to our shareholders. Once the amendment is effective, we agreed to file an Amended and Restated Certificate of Incorporation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of December 30, 2009, we had a total of 166,700 shares of common stock issued and outstanding. After giving effect to the Reverse Merger, we have a total of 6,166,700 shares of common stock issued and outstanding.

The following table sets forth, as of December 31, 2009: (a) the names and addresses of each beneficial owner of more than five percent (5%) of our common stock known to us, the number of shares of common stock beneficially owned by each such person, and the percent of our common stock so owned before and after the Reverse Merger and acquisition of Training Direct; and (b) the names and addresses of each director and executive officer before and after the Reverse Merger and acquisition of Training Direct, the number of shares our common stock beneficially owned, and the percentage of our common stock so owned, by each such person, and by all of our directors and executive officers as a group before and after the Reverse Merger and acquisition of Training Direct. Each person has sole voting and investment power with respect to the shares of our common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated. Individual beneficial ownership also includes shares of common stock that a person has the right to acquire within 60 days from December 31, 2009.

At the closing of the Reverse Merger, all present officers of Florham resigned and Joseph Bianco was appointed as the Chief Executive Officer of the Company, Anil Narang was appointed as the President and Chief Operating Officer of the Company, and Kellis Veach was appointed as the Chief Financial Officer and Secretary of the Company. In addition, our sole director has tendered his resignation to be effective on the tenth day after mailing of a Schedule 14f-1 statement to our stockholders. Joseph Bianco, Anil Narang, Dov Perlysky, Howard Spindel and David Cohen were appointed as Directors of the Company with such appointments to be effective on the tenth day after mailing the Schedule 14f-1.

Unless otherwise noted, the principal address of each of the directors and officers listed below is 845 Third Avenue, 6th Floor, New York, New York 10022.

Name	Share Amount and Nature of Beneficial Ownership Before the Reverse Merger		Percentage of Outstanding Shares Before the Reverse Merger(1)	Share Amount and Nature of Beneficial Ownership After the Reverse Merger(2)		Percentage of Outstanding Shares After the Reverse Merger(2)
David Stahler(3)	53,600		32.15%	53,600		*
Sanjo Squared, LLC(4)	—		—	7,311,333	(5)	118.56%
Kinder Investments, L.P.(6)	100		*	10,967,100	(7)	177.84%
Joseph J. Bianco	—		—	4,935,151	(8)	80.03%
Anil Narang	—		—	4,935,150	(9)	80.03%
Kellis Veach	—		—	—	(10)	—
Dov Perlysky	5,600	(11)	3.4%	11,082,270	(12)	179.71%
Howard Spindel	100	(13)	*	109,770	(14)	1.78%
David Cohen	—		—	109,670	(14)	1.78%
All Directors, Executive Officers and Director Nominees before the Reverse Merger, as a Group	59,300		35.57%	59,300		*
All Directors, Executive Officers and Director Nominees after the Reverse Merger and after the Effective Date of the Schedule 14f-1, as a Group			—	21,172,011		343.33%

*	Less than one percent
(1)	The numbers in this column are based on 166,700 shares outstanding.
(2)	The numbers are based on 6,166,700 shares outstanding, which represent the number of shares the Company has outstanding after the Reverse Merger, and does not include the issuance of (i) the

Acquisition Shares or the Escrow Shares to the sellers under the Purchase Agreement, which, assuming the Discounted VWAP for the twenty Trading Days after the effective date of the Reverse Merger is $0.50, we will issue an aggregate of 1,200,000 Acquisition Shares and 600,000 Escrow Shares, (ii) 12,278,333 shares of common stock issuable upon conversion of 250,000 shares of Series A Preferred Stock, or (iii) the issuance of shares upon exercise of outstanding options or warrants.
(3)	Mr. Stahler’s address is c/o Florham Consulting Corp., 64 Beaver Street, Suite 233, New York, New York 10004.
(4)	The persons sharing voting, dispositive or investment powers over Sanjo (50% each) are Joseph J. Bianco and Anil Narang, Managers. The address of Sanjo is c/o Educational Investors, Inc., 845 Third Avenue, 6th Floor, New York, New York 10022.
(5)	This number represents: (i) 2,400,000 shares of Florham Common Stock, and (ii) 100,000 shares of Series A Preferred Stock, each of which shares of Series A Preferred Stock shall be converted, on the basis of 49.11333 shares of Florham Common Stock for each share of Series A Preferred Stock (an aggregate of 4,911,333 shares of Florham Common Stock) automatically upon the filing by the Company of an amendment to its certificate of incorporation increasing its authorized shares of Florham Common Stock to not less than 50,000,000 shares.
(6)	The General Partner of Kinder is Nesher, LLC. The person having voting, dispositive or investment powers over Nesher is Dov Perlysky, Managing Member. The address of Kinder is c/o Educational Investors, Inc., 845 Third Avenue, 6th Floor, New York, New York 10022.
(7)	This number represents: (i) 100 shares of Florham Common Stock owned prior to the Reverse Merger; (ii) 3,600,000 shares of Florham Common Stock, and (iii) 150,000 shares of Series A Preferred Stock, which automatically convert into an aggregate of 7,367,000 shares of Florham Common Stock upon the filing by the Company of an amendment to its certificate of incorporation increasing its authorized shares of Florham Common Stock to not less than 50,000,000 shares.
(8)	This number represents: (i) options to purchase 1,279,484 shares of Florham Common Stock at an exercise price equal to $0.228 per share with respect to 639,742 options and $0.50 per share with respect to 639,742 options; (ii) 1,200,000 shares of Florham Common Stock owned by Sanjo Squared, LLC; and (iii) 50,000 shares of Series A Preferred Stock owned by Sanjo, each of which shares of Series A Preferred Stock shall be converted, on the basis of 49.11333 shares of Florham Common Stock for each share of Series A Preferred Stock (an aggregate of 2,455,667 shares of Florham Common Stock) automatically upon the filing by the Company of an amendment to its certificate of incorporation increasing its authorized shares of Florham Common Stock to not less than 50,000,000 shares.
(9)	This number represents: (i) options to purchase 1,279,484 shares of Florham Common Stock at an exercise price equal to $0.228 per share with respect to 639,742 options and $0.50 per share with respect to 639,742 options; (ii) 1,200,000 shares of Florham Common Stock owned by Sanjo Squared, LLC; and (iii) 50,000 shares of Series A Preferred Stock owned by Sanjo, each of which shares of Series A Preferred Stock shall be converted, on the basis of 49.11333 shares of Florham Common Stock for each share of Series A Preferred Stock (an aggregate of 2,455,666 shares of Florham Common Stock) automatically upon the filing by the Company of an amendment to its certificate of incorporation increasing its authorized shares of Florham Common Stock to not less than 50,000,000 shares.
(10)	Does not include options to purchase an aggregate of 164,505 shares of Florham Common Stock at an exercise price of $0.50 per share, of which (i) 82,252 options shall vest on December 31, 2010; and (ii) 82,253 options shall vest on December 31, 2011.
(11)	This number represents: (i) 500 shares owned by Kinder Investments, L.P.; (ii) 100 shares owned by Mr. Perlysky; and (iii) 5,000 shares owned by Krovim, LLC, whose manager is Nesher, LLC. Mr. Perlysky is the Managing Member of Nesher, LLC. Does not include: (a) 100 shares owned by Laya Perlysky, Mr. Perlysky’s spouse; and (b) 1,800 shares owned by the LDP Family Partnership, whose General Partner is Mrs. Perlysky. Mr. Perlysky disclaims beneficial ownership of the shares owned by Mrs. Perlysky and the LDP Family Partnership.
(12)	This number represents: (i) 500 shares owned by Kinder Investments, L.P.; (ii) 100 shares owned by Mr. Perlysky; (iii) 5,000 shares owned by Krovim, LLC, whose manager is Nesher, LLC; (iv) options to purchase 109,670 shares of Florham Common Stock at an exercise price equal to $0.50 per share; (v) 3,600,000 shares of Florham Common Stock owned by Kinder Investments, L.P., and (vi) 150,000 shares of Series A Preferred Stock owned by Kinder, which automatically converts into an aggregate of

7,367,000 shares of Florham Common Stock upon the filing by the Company of an amendment to its certificate of incorporation increasing its authorized shares of Florham Common Stock to not less than 50,000,000 shares.
(13)	This number represents shares owned by Jash Group, Inc. Mr. Spindel, Senior Vice President of Jash Group, Inc., has the ability to vote these shares but otherwise disclaims beneficial ownership. Does not include 100 shares owned by Mr. Spindel’s spouse, as to which he disclaims beneficial ownership.
(14)	This number represents options to purchase shares of Florham Common Stock at an exercise price equal to $0.50 per share.

CHANGE OF CONTROL

On December 31, 2009, we consummated the transactions contemplated by the Merger Agreement. Pursuant to the Merger Agreement, Mergerco was merged with and into EII, with EII as the surviving corporation of the merger, as a result of which EII became a wholly-owned subsidiary of Florham. Under the terms of the Merger Agreement, the EII Securityholders received (i) an aggregate of 6,000,000 shares of Florham's common stock, par value $.0001 per share (the “Common Stock”), (ii) options to acquire 2,558,968 additional shares of Florham’s Common Stock, fifty percent (50%) of which have an initial exercise price of $0.50 per share and fifty percent (50%) of which have an initial exercise price of $0.228 per share, subject to certain performance targets set forth in the Merger Agreement, and (iii) 250,000 shares of Florham’s Series A Preferred Stock, with each share of Florham's Series A Preferred Stock automatically convertible into 49.11333 shares of Florham's Common Stock upon the filing by Florham of an amendment to its certificate of incorporation which increases the authorized shares of Florham's Common Stock to at least 50,000,000.

CHANGES TO THE BOARD OF DIRECTORS

Prior to the Reverse Merger, Mr. David Stahler was our President, Chief Financial Officer, Secretary and Sole Director, and Mr. Jonathan Turkel was our Assistant Secretary. Prior to the Reverse Merger, Mr. Stahler tendered his resignation, which is expected to become effective on the tenth day after the mailing of this Schedule 14f-1 Information Statement to our stockholders. At the closing of the Reverse Merger, all present officers of Florham resigned and Joseph Bianco was appointed as the Chief Executive Officer of the Company, Anil Narang was appointed as the President and Chief Operating Officer of the Company, and Kellis Veach was appointed as the Chief Financial Officer and Secretary of the Company. In addition, Joseph Bianco, Anil Narang, Dov Perlysky, Howard Spindel and David Cohen were appointed as Directors of the Company, with such appointments to be effective on the tenth day after mailing of this Schedule 14f-1. The officers and directors to take effect after the Reverse Merger were not affiliated with us prior to the Reverse Merger.

None of the directors our Board nominated are currently members of the Board, and prior to the Reverse Merger did not hold any position with us and had not been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the appointees have ever been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has ever been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Board of Directors is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. Anil Narang, our President, Chief Operating Officer and Director, and Ashok Narang, the Vice President and Director of Training Direct, are brothers. Except as set forth in the precedent sentence, there are no family relationships among directors and executive officers. Also provided herein are brief descriptions of the business experience of each director and executive officer during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the Federal securities laws.

Officers and Directors before the Reverse Merger

Name	Age	Position(s) with Florham
David Stahler	24	President, Chief Financial Officer, Secretaryand Sole Director

David Stahlerhas since 2006 provided Internet professional services to our clients and other companies. Such services include designing graphic and advertising materials and providing advice with respect to websites and Internet and other marketing campaigns. In 2008, Mr. Stahler received his B.A. degree in psychology with a minor in finance from Touro College in New York. Mr. Stahler has also provided mentoring and counseling services to college-age adults.

Officers and Directors pursuant to the Reverse Merger

Name	Age	Position
Joseph J. Bianco	59	Chief Executive Officer and Chairman of the Board
Anil Narang	46	President, Chief Operating Officer and Director
Kellis Veach	67	Chief Financial Officer and Secretary
Dov Perlysky	47	Director
Howard Spindel	64	Director
David Cohen	71	Director

Joseph J. Bianco purchased Lotus Performance Cars, Inc. in 1982, which he subsequently sold to General Motors in 1987. In 1990, Mr. Bianco co-founded and became Chief Executive Officer of Alliance Entertainment Corporation. In 1996, Mr. Bianco and his partner sold control of NYSE-Listed Alliance, then the leading independent distributor of CD music in the world, and resumed his private investing activities. In 1998, an investor group led by Mr. Bianco bought the first of several magazine distributors that were consolidated into the Interlink Companies, of which Mr. Bianco was Chairman. Interlink, a leading distributor of magazines to booksellers and other retailers was sold in 2001 to the Source-Interlink Companies. From 1997 to 2000, Mr. Bianco was also Chairman of Cognitive Arts, Inc., a leading creator of educational software, which was purchased from Northwestern University. From 2003 to 2004, he served on the board of directors of Whitewing Environmental, Inc. Mr. Bianco also serves on the Board of several other private corporations as well as two non-profit organizations. Mr. Bianco graduated from Yale Law School in 1975, where he was an editor of the Yale Law Journal. He became Associate Dean at Cardozo School of Law at Yeshiva University and is the author of two books and various articles.

Anil Narang co-founded and became President of Alliance Entertainment Corporation in 1990. In 1996, Mr. Narang and his partner sold control of NYSE-Listed Alliance, then the leading independent distributor of CD music in the world. In 1998, an investor group including Mr. Narang bought the first of several magazine distributors that were consolidated into the Interlink Companies. Interlink, a leading distributor of magazines to booksellers and other retailers was sold in 2001 to the Source-Interlink Companies. From 1997 to 2000, Mr. Narang was Vice Chairman of Cognitive Arts, Inc., a leading creator of educational software, which was purchased from Northwestern University. In 2003, Mr. Narang co-founded and became Co-CEO of Sheridan Square Entertainment, which was one of the largest independent record labels in the United States. He and his partners sold Sheridan to BTP Acquisition Corp in 2007 in a private transaction. Mr. Narang holds a Bachelor of Arts degree in economics from Colgate University, and an MBA in Finance from New York University.

Kellis Veach joined EII as Chief Financial Officer and Secretary-Treasurer in July 2009. From 2008 to 2009, Mr. Veach was Chief Financial Officer of STB TeleMedia, Inc. From 2003 to 2008, Mr. Veach served as Vice-President of Sheridan Square Entertainment, Inc., and as Chief Financial Officer of its distribution subsidiary. Mr. Veach was a director of Woozyfly, Inc. from January to May, 2009.Mr. Veach graduated from Indiana University with a Bachelor of Science in Business.

Dov Perlysky has served as the Managing Member of Nesher LLC, a financial management company, from 2000 to the present. From 1999 to the present, he has served as a director of Engex, Inc., a closed-end mutual fund. From 2004 to the present, Mr. Perlysky has been a director of Pharma-Bio Serv, Inc., a public company providing pharmaceutical validation services. From 2007 to the present, he has served as a director of Highlands State Bank, a community bank. Mr. Perlysky earned a Bachelor of Science degree in

Mathematics and Computer Science from the University of Illinois in 1985, and a Master’s of Management degree from Northwestern University, J.L. Kellogg Graduate School of Management, in 1991.

Howard Spindel is a Senior Managing Director of Integrated Management Solutions, a consulting organization that renders services to the financial services community since 1985. During 2005, he co-founded Integrated Investment Solutions LLC, an affiliated hedge fund administrator. He currently serves as the Financial and Operations Principal, Registered Options Principal or General Securities Principal of over two dozen Financial Industry Regulatory Authority (FINRA) members. Mr. Spindel currently serves on the Board of Directors of the Financial Management Society of the Securities Industry and Financial Markets Association (SIFMA), on SIFMA’s Capital Committee, on FINRA’s Small Firms Advisory Board and as chair of the Audit Committee of the Boards of Directors of two publicly-held companies, Engex, Inc. and Pharma-Bio Serv. In 1982, Mr. Spindel was an operations partner of Greenfield Partners, a New York Stock Exchange (NYSE) member firm. In 1980, he became a financial and operations partner at S.B. Lewis & Company, a NYSE member firm specializing in arbitrage and mergers and acquisitions. In 1977, Mr. Spindel served as comptroller of Wm. D. Mayer & Co., another NYSE member firm specializing in options trading. In 1975, Mr. Spindel became associated with the NYSE as manager of the Capital and Operational Standards Section of its Regulation and Surveillance Group. In 1974, he was with Coopers & Lybrand as an audit supervisor. In 1968, Mr. Spindel began his career in the Technical Research and Review Department and on the audit staff of Oppenheim, Appel, Dixon & Co. He earned a Bachelor of Science degree in Accounting from Hunter College of the City University of New York in 1968. In 1971, Mr. Spindel became a Certified Public Accountant and is a member of the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants.

David Cohen, Ph.D, after 20 years as an academic research scientist, served as Provost at Northwestern University in the early 1990s and moved to Columbia University in 1995 to serve as Vice President and Dean of the Faculty for Arts and Sciences until 2003 and as Professor of Biological Sciences and Professor of Neuroscience in Psychiatry until 2008. He is currently Vice President and Dean of the Faculty Emeritus for Arts and Sciences at Columbia and Professor Emeritus of Neuroscience in Psychiatry and Alan H. Kempner Professor Emeritus of Biological Sciences at Columbia. Dr. Cohen has served on the board of directors of Zenith Electronics, KLi Corporation, Thuris Corporation, Learning Sciences Corporation, and Eduventures, Inc., as well as in an advisory capacity to Knowledge Investment Partners and Identity Theft 911. In addition, Dr. Cohen has served on the board of directors or trustees for various not-for-profit organizations, including the Columbia University Press, the Research Libraries Group, Trevor Day School, The Grass Foundation, Argonne National Laboratory, and the Fermi National Accelerator Laboratory. He has served as a consultant for the National Institutes of Health, the National Science Foundation, the Department of Defense, and the National Academy of Sciences His major elected offices include President of the Society for Neuroscience and Chairman of the Association of American Medical Colleges. Beginning in 2009, Dr. Cohen began serving as Provost of the University of the People, a recently launched on-line, not-for-profit global university He earned a Bachelor of Arts degree from Harvard University in 1960 and a Ph.D. from the University of California, Berkeley, in 1963.

Significant Employees

The following are employees who are not executive officers, but who are expected to make significant contributions to our business:

Timothy Sauvage, President of Valley, co-founded Valley Anesthesia Educational Programs, Inc. in 1993 and became President of Valley Anesthesia, Inc. in August 20, 2009 with the sale of assets to Valley Anesthesia, Inc. Mr. Sauvage is Chief Nurse Anesthetist at the Central Iowa Health Care System in Des Moines, Iowa. Mr. Sauvage has been in the nurse anesthesia education market for 21 years. He formerly served as Director of Veterans Affairs-Drake University Anesthesia Clinical Specialization. Mr. Sauvage’s areas of responsibility include teaching at each of Valley’s courses, assisting with updating the course manual and MemoryMasterTM, and providing overall guidance and direction for the company. Mr. Sauvage graduated from Murray State University with a Bachelor of Science in Nursing. He obtained a Master of Science in Clinical Anesthesia from the Minneapolis School of Anesthesia and has done post graduate work at Iowa State University in Ames, Iowa.

Barbara Paradise, Vice President of Valley, whose husband was a co-founder of Valley Anesthesia Educational Programs, Inc., has served as Vice President of Valley Anesthesia Educational Programs, Inc. since 2001, and became Vice President of Valley Anesthesia, Inc. in August 2008 with the sale of assets to Valley Anesthesia, Inc. Ms Paradise contributes to the overall vision of the company, and her responsibilities include overseeing the office operations, preparing marketing materials, coordinating production/printing of the course manual and MemoryMasterTM, order processing, and customer service. Ms. Paradise graduated from University of Wisconsin — Stout with a degree in Home Economics and has done some graduate work at the University of Minnesota.

Joseph Monaco, President of Training Direct, has been involved in proprietary education since 1980. Over the past 30 years, he has held positions as President, Chief Operating Officer, Chief Financial Officer, and Licensed School Director, for more than 8 post-secondary institutions. He has served on multiple State Association Boards of Directors, and has been active with multiple Federal Accrediting Bureaus. Mr. Monaco has worked closely with the State Education Department, Officials, and State Agencies supporting Vocational Training and other Federal and State Higher Education Organizations. Mr. Monaco attended Fairfield University, Fairfield CT and has received various recognition and achievement awards for his service to the Vocational — Proprietary School sector.

Ashok Narang, Vice President of Training Direct, joined Training Direct as Vice President and Director in the Spring of 2004. Mr. Narang has a Bachelor of Arts in Political Science from Syracuse University, a Master of Science Degree in Education from the University of Bridgeport and a 6th Year Professional Diploma for Advanced Study in Educational Management and Administration, also from the University of Bridgeport.

CORPORATE GOVERNANCE

Committees of the Board of Directors

We have not established an audit committee, compensation committee, nominating committee or other committee of our board of directors. However, we intend to establish an audit committee, compensation committee, nominating committee or other committee of our board of directors which complies with the independence and other rules of the NYSE Amex Stock Exchange.

We are currently quoted on the OTC Bulletin Board, which is sponsored by FINRA, under the symbol “FHMS” and the OTCBB does not have any listing requirements mandating the establishment of any particular committees. For these reasons, we did not have any other separate committees during fiscal 2009; all functions of a nominating committee and compensation committee were performed by our Board.

Our Board believes that, considering our size and the members of our Board, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right in the future to retain a third party search firm, if necessary.

The Board does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the Board.

Director Independence

Presently, we are not required to comply with the director independence requirements of any securities exchange. In determining whether our directors are independent, however, we intend to comply with the rules of the NYSE Amex Stock Exchange. The board of directors also will consult with counsel to ensure that the board of directors’ determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors, including those adopted under the Sarbanes-Oxley Act of

2002 with respect to the independence of future audit committee members. The NYSE Amex listing standards define an “independent director” generally as a person, other than an officer of a company, who does not have a relationship with the company that would interfere with the director’s exercise of independent judgment.

Currently we do not satisfy the “independent director” requirements of the NYSE Amex Stock Exchange, which requires that a majority of a company’s directors be independent. Our board of directors intends to appoint additional members, each of whom will satisfy such independence requirements.

Directors Attendance at Meetings

During fiscal 2009, the Board did not hold any meetings but took action by unanimous written consent twice.

EXECUTIVE OFFICERS

In connection with the Reverse Merger, all present officers of Florham have resigned and Joseph Bianco was appointed as the Chief Executive Officer of the Company, Anil Narang was appointed as the President and Chief Operating Officer of the Company, and Kellis Veach was appointed as the Chief Financial Officer and Secretary of the Company.

A brief description of the previous business experience of our executive officers is provided above in the Changes to our Board of Directors section of this Schedule.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Florham Executive Compensation and Director Compensation Information

Prior to the Reverse Merger, no compensation was paid to David Stahler for his services as our President, Chief Financial Officer and Secretary. In addition, Mr. Stahler did not receive any other compensation, whether in the form of stock awards, stock options, or otherwise. Prior to the Reverse Merger, no compensation was paid to David Stahler for his services as our sole director.

The Company Executive and Director Compensation Information

The Company did not pay any compensation to our chief executive officer, or any of our directors, for services rendered during the fiscal years ended December 31, 2008 and December 31, 2007.

Grants of Plan-Based Awards and Outstanding Equity Awards at Fiscal Year-End

We did not grant any options or awards to any of our named executive officers during our last two completed fiscal years ended December 31, 2008 and December 31, 2007, nor did any of our executive officers exercise any such options or awards during such period.

Retirement/Resignation Plans

We do not have any plans or arrangements in place regarding the payment to any of our executive officers following such person’s retirement or resignation.

Director Compensation

We have not paid our directors fees in the past for attending scheduled and special meetings of our board of directors. In the future, we may adopt a policy of paying independent directors a fee for their attendance at board and committee meetings. We reimburse each director for reasonable travel expenses related to such director's attendance at board of directors and committee meetings.

Employment and Consulting Agreements

Bianco Employment Agreement

On August 20, 2009, EII entered into an Employment Agreement with Joseph Bianco (the “Bianco Employment Agreement”) pursuant to which Mr. Bianco was engaged through December 31, 2012 (the “Term”) as EII’s Chief Executive Officer with the responsibility for the overall operation of EII, as well as other duties as may be assigned to Mr. Bianco by the board of directors of EII, including providing services to EII and its other subsidiaries. EII pays to Mr. Bianco a salary of $70,000 per annum (the “Base Salary”) and he is entitled to receive an annual bonus (the “Bonus”) as shall be determined in the sole discretion of the independent members of the board of directors of EII. Commencing on January 1, 2010, the Base Salary will be increased to an annual amount which shall be commensurate with both (i) the trailing twelve-month consolidated pro-forma (based on acquisitions or other material events that may occur) earnings before interest, taxes, depreciation and amortization of intangible assets of the EII Group for the fiscal year ended December 31, 2009, and(ii) the then business prospects of the EII Group, all as shall be determined by the independent members of the Board of Directors of EII.

In addition to the Base Salary and Bonus, Mr. Bianco may be granted options to purchase, or stock appreciation rights in, shares of the common stock of EII. On August 20, 2009, Mr. Bianco purchased options to purchase 1,666,667 (the “Bianco EII Stock Options”) shares of EII common stock at an exercise price equal to $0.25 per share with respect to 583,334 options and $0.45 per share with respect to 583,333 options in exchange for a $10,000 principal amount promissory note from Mr. Bianco. Under the Merger Agreement, the Bianco EII Stock Options were converted into 5-year options to purchase an aggregate of 1,279,484 shares of Common Stock at an exercise price equal to $0.228 per share with respect to 639,742 options (the “Bianco Tier I Options”) and $0.50 per share with respect to 639,742 options (the “Bianco Tier II Options”). The Bianco Tier I Options shall be exercisable only if the EBTDA Per Share for the applicable Measuring Period exceeds the Base Tier I EBTDA Per Share and the Bianco Tier II Options shall be exercisable only if the EBTDA Per Share for the applicable Measuring Period exceeds the Base Tier II EBTDA. The Bianco Tier I and Tier II Options shall be deemed vested as of the date of grant.

Base Tier I EBTDA Per Share means: (1) $0.036 for the Measuring Year ending December 31, 2010, (2) $0.055 for the Measuring Year ending December 31, 2011, (3) $0.091 for the Measuring Year ending December 31, 2012, (4) $0.109 for the Measuring Year ending December 31, 2013, and (5) $0.137 for the Measuring Year ending December 31, 2014. Base Tier II EBTDA Per Share means: (1) $0.055 for the Measuring Year ending December 31, 2010, (2) $0.091 for the Measuring Year ending December 31, 2011, (3) $0.137 for the Measuring Year ending December 31, 2012, (4) $0.164 for the Measuring Year ending December 31, 2013, and (5) $0.191 for the Measuring Year ending December 31, 2014. EBTDA Per Share means (1) the net income after taxes (exclusive of any non-recurring or extraordinary items paid or accrued) of the Company and its consolidated subsidiaries (if any) in the applicable Measuring Year, plus (A) federal and state income taxes paid or accrued in such Measuring Year, (B) amounts paid or accrued in such Measuring Year in respect of depreciation of tangible assets, and (C) amounts paid or accrued in such Measuring Year in respect of amortization of intangible assets, including goodwill, all as set forth on the audited consolidated statements of income or operations of the Company and its consolidated subsidiaries (if any) in the applicable Measuring Year and as determined in accordance with GAAP by the Company’s independent accountants, divided by (2) the weighted average of the outstanding Common Stock, measured on a fully diluted basis.

The Bianco Employment Agreement contains customary confidentiality, non-competition and non-solicitation provisions.

Narang Employment Agreement

On August 20, 2009, EII entered into an Employment Agreement with Anil Narang (the “Narang Employment Agreement”) pursuant to which Mr. Narang was engaged through December 31, 2012 (the “Term”) as EII’s President and Chief Operating Officer with the responsibility for the overall operation of EII together with Mr. Bianco, as well as other duties as may be assigned to Mr. Narang by the board of directors of EII, including providing services to EII and its other subsidiaries. EII pays to Mr. Narang a salary of $70,000 per annum (the “Base Salary”) and he is entitled to receive an annual bonus (the “Bonus”) as shall be determined in the sole discretion of the independent members of the board of directors of EII. Commencing on January 1, 2010, the Base Salary will be increased to an annual amount which shall be commensurate with both (i) the trailing twelve-month consolidated pro-forma (based on acquisitions or other material events that may occur) earnings before interest, taxes, depreciation and amortization of intangible assets of the EII Group for the fiscal year ended December 31, 2009, and(ii) the then business prospects of the EII Group, all as shall be determined by the independent members of the Board of Directors of EII.

In addition to the Base Salary and Bonus, Mr. Narang may be granted options to purchase, or stock appreciation rights in, shares of the common stock of EII. On August 20, 2009, Mr. Narang purchased options to purchase 1,666,667 (the “Narang EII Stock Options”) shares of EII common stock at an exercise price equal to $0.25 per share with respect to 583,334 options and $0.45 per share with respect to 583,333 options in exchange for a $10,000 principal amount promissory note from Mr. Narang. Under the Merger Agreement, the Narang EII Stock Options were converted into 5-year options to purchase an aggregate of 1,279,484 shares of Common Stock at an exercise price equal to $0.228 per share with respect to 639,742 options (the “Narang Tier I Options”) and $0.50 per share with respect to 639,742 options (the “Narang Tier II Options”). The Narang Tier I Options shall be exercisable only if the EBTDA Per Share for the applicable Measuring Period exceeds the Base Tier I EBTDA Per Share and the Narang Tier II Options shall be exercisable only if the EBTDA Per Share for the applicable Measuring Period exceeds the Base Tier II EBTDA. The Narang Tier I and Tier II Options shall be deemed vested as of the date of grant. Base Tier I EBTDA Per Share and EBTDA Per Share have the same meanings set forth above under the heading “Bianco Employment Agreement”.

The Narang Employment Agreement contains customary confidentiality, non-competition and non-solicitation provisions.

Veach Employment Agreement

On August 20, 2009, EII entered into an Employment Agreement with Kellis Veach (the “Veach Employment Agreement”) pursuant to which Mr. Veach was engaged through December 31, 2012 (the “Term”) as EII’s Chief Financial Officer with the responsibility for financial reporting and operation of EII, as well as other duties as may be assigned to Mr. Veach by the board of directors of EII, including providing services to EII and its other subsidiaries. EII pays to Mr. Veach a salary of $70,000 per annum (the “Base Salary”) and he is entitled to receive an annual bonus (the “Bonus”) as shall be determined in the sole discretion of the independent members of the board of directors of EII. Commencing on January 1, 2010, the Base Salary will be increased to an annual amount which shall be commensurate with both (i) the trailing twelve-month consolidated pro-forma (based on acquisitions or other material events that may occur) earnings before interest, taxes, depreciation and amortization of intangible assets of the EII Group for the fiscal year ended December 31, 2009, and(ii) the then business prospects of the EII Group, all as shall be determined by the independent members of the Board of Directors of EII. In addition to the Base Salary and Bonus, Mr. Veach may be granted options to purchase, or stock appreciation rights in, shares of the common stock of EII.

The Veach Employment Agreement contains customary confidentiality, non-competition and non-solicitation provisions.

Assignment and Assumption Agreements

On December 31, 2009, Florham entered into certain Assignment and Assumption Agreements with EII, Joseph Bianco, Anil Narang and Kellis Veach under which EII assigned to Florham all of EII’s rights, title and interest, and delegated all of its obligations and liabilities, to each of the Bianco, Narang and Veach Employment Agreements to Florham. In addition, Florham assumed all covenants, agreements, and other obligations to be performed by EII under the Bianco, Narang and Veach Employment Agreements, and Messrs Bianco, Narang and Veach each consented to the Assignment and Assumption Agreement applicable to him.

Joseph Monaco Consulting Agreement

On December 31, 2009, EII entered into a Consulting Agreement with Joseph Monaco (the “Consulting Agreement”) under which Mr. Monaco was engaged through December 31, 2010 (the “Term”) to provide EII with such general business and consulting services as may be assigned to him by the board of directors, including, without limitation, advising EII, its subsidiaries, and the board with respect to (i) relationships with various state educational departments and agencies, and (ii) analyzing and pursuing potential acquisitions. During the Term, EII will pay Mr. Monaco a consulting fee of $75,000 per annum and will reimburse him for all documented out-of-pocket expenses incurred by him in the interest of the business. The Consulting Agreement contains customary confidentiality, non-competition and non-solicitation provisions.

Ashok Narang Employment Agreement with Training Direct

On December 31, 2009, Training Direct entered into an Employment Agreement with Ashok Narang (the “Training Direct Employment Agreement”) pursuant to which Mr. Narang was engaged through

December 31, 2012 (the “Term”) as Training Direct’s Vice President with the responsibility for the overall operation of Training Direct, as well as other duties as may be assigned to Mr. Narang by the board of directors of the Company, including providing services to the Company and its other subsidiaries. Training Direct will pay Mr. Narang a salary of $135,000 per annum (the “Base Salary”) and he is entitled to receive an annual bonus (the “Bonus”) as shall be determined in the sole discretion of the independent members of the board of directors of the Company. In addition to the Base Salary and Bonus, Mr. Narang may be granted options to purchase, or stock appreciation rights in, shares of the common stock of the Company. The Training Direct Employment Agreement contains customary confidentiality, non-competition and non-solicitation provisions.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have not entered into any transactions during the last two fiscal years with any director, executive officer, director nominee, 5% or more shareholder, nor have we entered into transactions with any member of the immediate families of the foregoing person (include spouse, parents, children, siblings, and in-laws) nor is any such transaction proposed, except as follows:

Florham Related Party Transactions

Florham used office space provided to us by its former President, David Stahler, at no cost. The amount of office space used by Florham was insignificant.

The mother of Florham’s prior President is a co-trustee of a trust which owns approximately 14% of the capital stock of Chocolate Printing Company, Inc., one of Florham’s prior clients.

The Company’s Related Party Transactions

Lease

EII’s and Valley’s principal executive offices are located at 845 Third Avenue, 6th Floor, New York, New York 10022. EII rents office space from one of its officers under a lease expiring August 20, 2010 and pays $725 per month. EII also reimburses another officer $2,992 per month for rent of office space on a month-to-month basis.

Employment and Consulting Agreements

On August 20, 2009, EII entered into an Employment Agreement with Joseph Bianco (the “Bianco Employment Agreement”) pursuant to which Mr. Bianco was engaged through December 31, 2012 (the “Term”) as EII’s Chief Executive Officer with the responsibility for the overall operation of EII, as well as other duties as may be assigned to Mr. Bianco by the board of directors of EII, including providing services to EII and its other subsidiaries. EII pays to Mr. Bianco a salary of $70,000 per annum (the “Base Salary”) and he is entitled to receive an annual bonus (the “Bonus”) as shall be determined in the sole discretion of the independent members of the board of directors of EII. Commencing on January 1, 2010, the Base Salary will be increased to an annual amount which shall be commensurate with both (i) the trailing twelve-month consolidated pro-forma (based on acquisitions or other material events that may occur) earnings before interest, taxes, depreciation and amortization of intangible assets of the EII Group for the fiscal year ended December 31, 2009, and(ii) the then business prospects of the EII Group, all as shall be determined by the independent members of the Board of Directors of EII. The Bianco Employment Agreement contains customary confidentiality, non-competition and non-solicitation provisions.

On August 20, 2009, EII entered into an Employment Agreement with Anil Narang (the “Narang Employment Agreement”) pursuant to which Mr. Narang was engaged through December 31, 2012 (the “Term”) as EII’s President and Chief Operating Officer with the responsibility for the overall operation of EII together with Mr. Bianco, as well as other duties as may be assigned to Mr. Narang by the board of directors of EII, including providing services to EII and its other subsidiaries. EII pays to Mr. Narang a salary of $70,000 per annum (the “Base Salary”) and he is entitled to receive an annual bonus (the “Bonus”) as shall be determined in the sole discretion of the independent members of the board of directors of EII. Commencing on January 1, 2010, the Base Salary will be increased to an annual amount which shall be commensurate with both (i) the trailing twelve-month consolidated pro-forma (based on acquisitions or other material events that may occur) earnings before interest, taxes, depreciation and amortization of intangible assets of the EII Group for the fiscal year ended December 31, 2009, and(ii) the then business prospects of the EII Group, all as shall be determined by the independent members of the Board of Directors of EII. The Narang Employment Agreement contains customary confidentiality, non-competition and non-solicitation provisions.

On August 20, 2009, EII entered into an Employment Agreement with Kellis Veach (the “Veach Employment Agreement”) pursuant to which Mr. Veach was engaged through December 31, 2012 (the “Term”) as EII’s Chief Financial Officer with the responsibility for financial reporting and operation of EII, as well as other duties as may be assigned to Mr. Veach by the board of directors of EII, including providing services to EII and its other subsidiaries. EII pays to Mr. Veach a salary of $70,000 per annum (the “Base Salary”) and he is entitled to receive an annual bonus (the “Bonus”) as shall be determined in the sole discretion of the independent members of the board of directors of EII. Commencing on January 1, 2010, the Base Salary will be increased to an annual amount which shall be commensurate with both (i) the trailing twelve-month consolidated pro-forma (based on acquisitions or other material events that may occur) earnings before interest, taxes, depreciation and amortization of intangible assets of the EII Group for the fiscal year ended December 31, 2009, and(ii) the then business prospects of the EII Group, all as shall be determined by the independent members of the Board of Directors of EII. In addition to the Base Salary and Bonus, Mr. Veach may be granted options to purchase, or stock appreciation rights in, shares of the common stock of EII. The Veach Employment Agreement contains customary confidentiality, non-competition and non-solicitation provisions.

On December 31, 2009, Florham entered into certain Assignment and Assumption Agreements with EII, Joseph Bianco, Anil Narang and Kellis Veach under which EII assigned to Florham all of EII’s rights, title and interest, and delegated all of its obligations and liabilities, to each of the Bianco, Narang and Veach Employment Agreements to Florham. In addition, Florham assumed all covenants, agreements, and other obligations to be performed by EII under the Bianco, Narang and Veach Employment Agreements, and Messrs Bianco, Narang and Veach each consented to the Assignment and Assumption Agreement applicable to him.

On December 31, 2009, EII entered into a Consulting Agreement with Joseph Monaco (the “Consulting Agreement”) under which Mr. Monaco was engaged through December 31, 2010 (the “Term”) to provide EII with such general business and consulting services as may be assigned to him by the board of directors, including, without limitation, advising EII, its subsidiaries, and the board with respect to (i) relationships with various state educational departments and agencies, and (ii) analyzing and pursuing potential acquisitions. During the Term, EII will pay Mr. Monaco a consulting fee of $75,000 per annum and will reimburse him for all documented out-of-pocket expenses incurred by him in the interest of the business. The Consulting Agreement contains customary confidentiality, non-competition and non-solicitation provisions.

On December 31, 2009, Training Direct entered into an Employment Agreement with Ashok Narang (the “Training Direct Employment Agreement”) pursuant to which Mr. Narang was engaged through December 31, 2012 (the “Term”) as Training Direct’s Vice President with the responsibility for the overall operation of Training Direct, as well as other duties as may be assigned to Mr. Narang by the board of directors of the Company, including providing services to the Company and its other subsidiaries. Training Direct will pay Mr. Narang a salary of $135,000 per annum (the “Base Salary”) and he is entitled to receive an annual bonus (the “Bonus”) as shall be determined in the sole discretion of the independent members of the board of directors of the Company. In addition to the Base Salary and Bonus, Mr. Narang may be granted options to purchase, or stock appreciation rights in, shares of the common stock of the Company. The Training Direct Employment Agreement contains customary confidentiality, non-competition and non-solicitation provisions.

Stock Option Grants/Issuances to Management, Directors and Consultants

On August 20, 2009, Joseph Bianco purchased options to purchase 1,666,667 (the “Bianco EII Stock Options”) shares of EII common stock at an exercise price equal to $0.25 per share with respect to 583,334 options and $0.45 per share with respect to 583,333 options in exchange for a $10,000 principal amount promissory note from Mr. Bianco, as compensation for services performed on behalf of EII in his capacity as Chief Executive Officer.

Under the Merger Agreement, the Bianco EII Stock Options were converted into 5-year options to purchase an aggregate of 1,279,484 shares of Florham Common Stock at an exercise price equal to $0.228 per share with respect to 639,742 options (the “Bianco Tier I Options”) and $0.50 per share with respect to 639,742 options (the “Bianco Tier II Options”). The Bianco Tier I Options shall be exercisable only if the EBTDA Per Share for the applicable Measuring Period exceeds the Base Tier I EBTDA Per Share and the Bianco Tier II Options shall be exercisable only if the EBTDA Per Share for the applicable Measuring Period exceeds the Base Tier II EBTDA. The Bianco Tier I and Tier II Options shall be deemed vested as of the date of grant.

Base Tier I EBTDA Per Share means: (1) $0.036 for the Measuring Year ending December 31, 2010, (2) $0.055 for the Measuring Year ending December 31, 2011, (3) $0.091 for the Measuring Year ending December 31, 2012, (4) $0.109 for the Measuring Year ending December 31, 2013, and (5) $0.137 for the Measuring Year ending December 31, 2014. Base Tier II EBTDA Per Share means: (1) $0.055 for the Measuring Year ending December 31, 2010, (2) $0.091 for the Measuring Year ending December 31, 2011, (3) $0.137 for the Measuring Year ending December 31, 2012, (4) $0.164 for the Measuring Year ending December 31, 2013, and (5) $0.191 for the Measuring Year ending December 31, 2014. EBTDA Per Share means (1) the net income after taxes (exclusive of any non-recurring or extraordinary items paid or accrued) of the Company and its consolidated subsidiaries (if any) in the applicable Measuring Year, plus (A) federal and state income taxes paid or accrued in such Measuring Year, (B) amounts paid or accrued in such Measuring Year in respect of depreciation of tangible assets, and (C) amounts paid or accrued in such Measuring Year in respect of amortization of intangible assets, including goodwill, all as set forth on the audited consolidated statements of income or operations of the Company and its consolidated subsidiaries (if any) in the applicable Measuring Year and as determined in accordance with GAAP by the Company’s independent accountants, divided by (2) the weighted average of the outstanding Common Stock, measured on a fully diluted basis.

On August 20, 2009, Anil Narang purchased options to purchase 1,666,667 (the “Narang EII Stock Options”) shares of EII common stock at an exercise price equal to $0.25 per share with respect to 583,334 options and $0.45 per share with respect to 583,333 options in exchange for a $10,000 principal amount promissory note from Mr. Narang, as compensation for services performed on behalf of EII in his capacity as President and Chief Operating Officer.

Under the Merger Agreement, the Narang EII Stock Options were converted into 5-year options to purchase an aggregate of 1,279,484 shares of Common Stock at an exercise price equal to $0.228 per share with respect to 639,742 options (the “Narang Tier I Options”) and $0.50 per share with respect to 639,742 options (the “Narang Tier II Options”). The Narang Tier I Options shall be exercisable only if the EBTDA Per Share for the applicable Measuring Period exceeds the Base Tier I EBTDA Per Share and the Narang Tier II Options shall be exercisable only if the EBTDA Per Share for the applicable Measuring Period exceeds the Base Tier II EBTDA. The Narang Tier I and Tier II Options shall be deemed vested as of the date of grant. Base Tier I EBTDA Per Share and EBTDA Per Share have the same meanings set forth above.

On December 31, 2009, the board of directors of EII granted Kellis Veach 5-year options to purchase 150,000 (the “Veach EII Stock Options”) shares of EII common stock at an exercise price equal to $0.50 per share, as compensation for services performed on behalf of EII in his capacity as Chief Financial Officer. The Veach EII Stock Options shall be exercisable as to 75,000 shares on December 31, 2010 and as to 75,000 shares on December 31, 2011.

On December 31, 2009, the board of directors of EII granted Ashok Narang 5-year options to purchase 150,000 (the “Ashok Narang EII Stock Options”) shares of EII common stock at an exercise price equal to $0.50 per share, as compensation for services performed on behalf of EII in his capacity as President of Training Direct. The Ashok Narang EII Stock Options shall be exercisable as to 75,000 shares on December 31, 2010 and as to 75,000 shares on December 31, 2011.

Under the Merger Agreement, the Veach and Ashok Narang Stock Options were each converted into 5-year options to purchase an aggregate of 164,505 shares of Florham Common Stock with respect to Mr. Veach and 164,505 shares of Florham Common Stock with respect to Mr. Narang, each at an exercise price of $0.50. These options are exercisable as to 82,252 shares on December 31, 2010 and as to 82,253 shares on December 31, 2011.

On December 31, 2009, the board of directors of EII granted Howard Spindel 5-year options to purchase 100,000 (the “Spindel EII Stock Options”) shares of EII common stock at an exercise price equal to $0.50 per share, as compensation for services performed on behalf of EII in his capacity as a director. The Spindel EII Stock Options vest in full on the date of grant.

On December 31, 2009, the board of directors of EII granted Dov Perlysky 5-year options to purchase 100,000 (the “Perlysky EII Stock Options”) shares of EII common stock at an exercise price equal to $0.50 per share, as compensation for services performed on behalf of EII in his capacity as a director. The Perlysky EII Stock Options vest in full on the date of grant.

On December 31, 2009, the board of directors of EII granted David Cohen 5-year options to purchase 100,000 (the “Cohen EII Stock Options”) shares of EII common stock at an exercise price equal to $0.50 per share, as compensation for services performed on behalf of EII in his capacity as a director. The Cohen EII Stock Options vest in full on the date of grant.

On December 31, 2009, the board of directors of EII granted Jonathan Turkel 5-year options to purchase 100,000 (the “Turkel EII Stock Options”) shares of EII common stock at an exercise price equal to $0.50 per share, as compensation for services performed on behalf of EII in his capacity as a consultant. The Turkel EII Stock Options vest in full on the date of grant.

Under the Merger Agreement, the Spindel, Perlysky, Cohen and Turkel EII Stock Options were each converted into 5-year options to purchase an aggregate of (i) 109,670 shares of Florham Common Stock with respect to Mr. Spindel, (ii) 109,670 shares of Florham Common Stock with respect to Mr. Perlysky, (iii) 109,670 shares of Florham Common Stock with respect to Dr. Cohen, and (iv) 109,670 shares of Florham Common Stock with respect to Mr. Turkel, each at an exercise price of $0.50. Each of these options vest in full on the date of grant.

On December 31, 2009, the board of directors of Florham granted Leonard Katz a 5-year option to purchase an aggregate of 109,670 shares of Florham Common Stock at an exercise price of $0.50 in his capacity as a consultant. This option vests in full on the date of grant.

Florham Common Stock as Part of Merger Consideration

Under the Merger Agreement, the shareholders of EII were issued an aggregate of 6,000,000 shares of Florham's common stock as part of the merger consideration. Of such shares, 2,400,000 were issued to Sanjo Squared, LLC, an entity controlled by two of our officers and directors, and 3,600,000 were issued to Kinder Investments, L.P., an entity controlled by one of our directors. Such shares are subject to the terms of lock-up agreements as set forth below.

Lock Up Agreements

All of the Florham shares of Common Stock owned or to be owned by the management shareholders (directly or indirectly) are restricted from public or private sale for a period of twelve months following the effective date of the Reverse Merger (December 31, 2009).

Series A Convertible Preferred Stock

Under the Merger Agreement, the shareholders of EII were issued 250,000 shares of Florham’s Series A Preferred Stock, with each share of Florham's Series A Preferred Stock automatically convertible into 49.11333 shares of Florham's Common Stock upon the filing by Florham of an amendment to its certificate of incorporation which increases the authorized shares of Florham's Common Stock to at least 50,000,000. Of such shares, 100,000 were issued to Sanjo Squared, LLC and 150,000 were issued to Kinder Investments, L.P.

Review, Approval and Ratification of Related Party Transactions

Given our small size and limited financial resources, we had not adopted prior to the Reverse Merger formal policies and procedures for the review, approval or ratification of transactions, such as those described above, with our executive officers, directors and significant shareholders. However, we intend that such transactions will, on a going-forward basis, be subject to the review, approval or ratification of our board of directors, or an appropriate committee thereof.

Stockholder Communications with Directors

We file reports with the SEC. These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Following the Reverse Merger, stockholders who want to communicate with our Board or any individual director can write to:

Educational Investors, Inc.
845 Third Avenue, 6th Floor
New York, New York 10022
Attn: Secretary

Your letter should indicate that you are a Company stockholder. Depending on the subject matter, management will:

•	Forward the communication to the Director or Directors to whom it is addressed;
•	Attempt to handle the inquiry directly, for example where it is a request for information about the Company or the Reverse Merger; or
•	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Florham Consulting Corp.

By:	/s/ Joseph J. Bianco Name: Joseph J. Bianco Title: Chief Executive Officer and Chairman

Dated: January 11, 2010